UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 333-229312

ATLAS CORP.

(Translation of registrant’s name into English)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒   Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

ATLAS CORP.

FORM 6-K

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578) and the Registration Statement of Atlas Corp filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536).

Information Contained in this Form 6-K Report

Amendment & Extension

On May 19, 2021, Seaspan Holdco III Ltd. (the “Borrower”), a wholly owned subsidiary of Seaspan Corporation (the “Parent Guarantor”), entered into (i) a First Amended and Restated Credit Agreement, amending and restating that certain Credit Agreement dated as of May 15, 2019 (the “1st Credit Agreement”), (ii) a First Amended and Restated Credit Agreement, amending and restating that certain Credit Agreement dated as of December 30, 2019 (the “2nd Credit Agreement”), and (iii) a First Amended and Restated Credit Agreement, amending and restating that certain Credit Agreement dated as of October 14, 2020 (the “3rd Credit Agreement” and together with the 1st Credit Agreement and the 2nd Credit Agreement, the “Credit Agreements”), each among (inter alios) the Borrower, as borrower, the Parent Guarantor, as guarantor, the several lenders from time to time party thereto (“Lenders”), Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator. The Borrower also entered into a First Amended and Restated Intercreditor and Proceeds Agreement, amending and restating that certain Intercreditor and Proceeds Agreement dated as of May 15, 2019, among the Borrower, the Parent Guarantor, certain subsidiaries of the Borrower from time to time party thereto, as subsidiary guarantors (the “Vessel Owners”), the other secured parties from time to time party thereto, UMB Bank, National Association, as security trustee, and Citibank, N.A., as administrative agent (the “Intercreditor Agreement” and together with the Credit Agreements, the “Program Agreements”). Capitalized terms used, but not otherwise defined in this section of this Report on Form 6-K, shall have the meanings ascribed to such terms in the Program Agreements.

The Credit Agreements, as amended and restated, provide for secured credit facilities (the “Facilities”) of up to US$2.0 billion comprised of (i) a revolving loan and revolving letter of credit facility in an aggregate principal amount of US$400 million (“Revolving Loan Commitments”) and (ii) three term loan facilities in an aggregate principal amount of US$1.6 billion (“Term Loan Commitments”), as may be increased from time to time, subject to additional commitments, and required approvals and limitations set forth in the Program Agreements.

By the amendments and restatements, the Program Agreements were amended to, among other things, (i) increase the maximum aggregate amount of secured obligations under the Credit Agreements and any additional secured obligations permissible under the Intercreditor Agreement (“Secured Obligations”) from $2.0 billion to $2.5 billion, (ii) increase the aggregate Revolving Loan Commitments by $100 million (from $300 million to $400 million) and the aggregate Term Loan Commitments by $80 million (from $1.52 billion to $1.6 billion), (iii) extend the maturity of the Facilities under the 1st Credit Agreement to May 19, 2026 and the Facility under the 2nd Credit Agreement to May 19, 2027, (iv) reduce the average interest rate margin under the Facilities by approximately 20%, and (v) incorporate sustainability linked performance metrics into the 1st Credit Agreement and the 2nd Credit Agreement, on substantially the same terms as the 3rd Credit Agreement.

The Borrower’s obligations under the Credit Agreements are guaranteed by the Parent Guarantor and the Vessel Owners. The Borrower’s, Parent Guarantor’s and Vessel Owners’ obligations under the Program Agreements are secured by, among other things, a portfolio of Collateral Vessels, the charters in respect of the Collateral Vessels, the equity interests of the Vessel Owners and the Borrower and other assets of the Borrower and the Vessel Owners. The portfolio of Collateral Vessels currently comprises 48 containership vessels, ranging in size from 2,500 to 14,000 TEU, ranging in age from approximately 4 to 16 years, and with remaining charter terms up to approximately 9 years. The Credit Agreements permit the substitution of a Collateral Vessel with one or more vessels, including upon the sale or disposition of a Collateral Vessel, so the Collateral Vessels securing the Facilities may change from time to time.

The amended and restated 1st Credit Agreement, 2nd Credit Agreement and 3rd Credit Agreement require payment of interest on the outstanding Loans at a rate per annum equal to the LIBO Rate plus 1.80% per annum, 1.90% per annum and 2.25% per annum, respectively, subject in each case to adjustment based on the Borrower’s achievements relative to two sustainability-linked key performance indicators (KPIs). The first KPI aims at measuring the alignment of the carbon intensity of the Collateral Vessels with the International Maritime Organization (IMO) 2050 decarbonization trajectory. The second KPI aims at fostering cooperation with charterers in order to advance the decarbonization agenda, by seeking to include sustainability-linked provisions in future charter contracts.

The 1st Credit Agreement, 2nd Credit Agreement, 3rd Credit Agreement and the Intercreditor Agreement are filed as Exhibit 4.1, Exhibit 4.2, Exhibit 4.3 and Exhibit 4.4, respectively, to this Report on Form 6-K and are incorporated herein by reference. The description of the Program Agreements in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of these agreements, as applicable.

Private Placement

Under the Intercreditor Agreement, the Borrower may incur additional secured debt in connection with the issuance of private placement notes or entering into other secured loan facilities, subject to certain conditions, including without limitation, that the total amount of the Secured Obligations does not exceed US$2.5 billion. On May 21, 2021, the Borrower and the Parent Guarantor entered into a note purchase agreement (the “Note Purchase Agreement”) with a group of institutional investors (the “Purchasers”), Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator pursuant to which the Borrower will issue $500 million of notes (the “Notes”) to the Purchasers. On May 21, 2021, the Borrower issued $450 million of such notes, comprised of $150 million of 3.91% Series A Senior Secured Notes due June 5, 2031, $170 million of 4.06% Series C Senior Secured Notes due June 5, 2033 and $130 million of 4.26% Series D Senior Secured Notes due June 5, 2036. The remaining $50 million of notes are expected to be issued in August 2021.

The Note Purchase Agreement contains representations, warranties and covenants which are substantially similar to those contained in the Credit Agreements. The Note Purchase Agreement incorporates sustainability linked performance metrics which are substantially similar to those contained in the Credit Agreements. The interest rates in respect of the Notes are subject to adjustment based on the Borrower’s achievements relative to the same two sustainability-linked KPIs as under the Credit Agreements.

The Notes may be optionally prepaid, in whole or in part, at any time, subject to payment by the Borrower of a “make-whole amount”. The Notes may also be prepaid by the Borrower in connection with certain changes in tax laws and must be prepaid by the Borrower if certain sanctions events occur. In the event of a change of control of the Borrower, the Borrower must offer to prepay all of the Notes at a price equal to 100% of the principal amount prepaid, together with accrued and unpaid interest.

Pursuant to the Intercreditor Agreement, the obligations in respect of the Notes have been designated as Secured Obligations and are secured on a pari passu basis with the obligations under the Credit Agreements.

The Note Purchase Agreement is filed as Exhibit 4.5 to this Report on Form 6-K and is incorporated herein by reference. The description of the Note Purchase Agreement is a summary and is qualified in its entirety by the terms of the Note Purchase Agreement.

The proceeds of the Facilities and the Notes are intended to be used (i) to finance the acquisition of Collateral Vessels and refinance existing indebtedness in relation to the Collateral Vessels and (ii) for general corporate purposes of the Borrower and the Parent Guarantor.

The Company issued a press release announcing the private placement of Notes and the amendments and restatements of the Program Agreements on May 24, 2021, a copy of which is attached to this Report on Form 6-K as Exhibit 99.1.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the Program Agreements and the Note Purchase Agreement, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Exhibits

The following exhibits are filed as part of this Report:

Exhibit 4.1	First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of May 15, 2019, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator.

Exhibit 4.2	First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of December 30, 2019, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator.

Exhibit 4.3	First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of October 14, 2020, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator.

Exhibit 4.4	First Amended and Restated Intercreditor and Proceeds Agreement, dated as of May 19, 2021, amending and restating that certain Intercreditor and Proceeds Agreement dated as of May 15, 2019, among Seaspan Holdco III Ltd., Seaspan Corporation, certain subsidiaries of Seaspan Holdco III Ltd. from time to time party thereto, as subsidiary guarantors, the other secured parties from time to time party thereto, UMB Bank, National Association, as security trustee, and Citibank, N.A., as administrative agent.

Exhibit 4.5	Note Purchase Agreement, dated as of May 21, 2021, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator.

Exhibit 99.1	Press Release issued by Atlas Corp. on May 24, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

By:	/s/ Graham Talbot
Name: Graham Talbot
Title: Chief Financial Officer

Date: May 27, 2021